SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 27, 2004


                             ----------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F: |X|    Form 40-F: |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes: |_|    No: |X|


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes: |_|    No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the SecuritiesExchange Act of 1934.

                            Yes: |_|    No: |X|

Enclosures:

Press Release dated September 27, 2004: TURKCELL PROVIDES UPDATE ON THE APPROVAL PROCESS OF ITS GSM LICENSE AGREEMENT IN IRAN

[TURKCELL LOGO]  [GRAPHIC OMITTED]




                                                           FOR IMMEDIATE RELEASE


           TURKCELL PROVIDES UPDATE ON THE APPROVAL PROCESS OF ITS GSM
                           LICENSE AGREEMENT IN IRAN


Istanbul, Turkey: September 27, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today an update on the approval process of its GSM license agreement in Iran.

Previously, Turkcell announced that although the GSM license agreement was signed between Irancell, the company that would carry out the GSM operations in Iran, and the Iranian government, Irancell would not become a licensed GSM operator until the license fee of (euro)300 million was paid.

Following talks between Turkcell and Iranian officials, Turkcell has been informed that the Iranian Parliament has clarified that the Iranian law, which requires the approval of Parliament for investments with more than 50.1% foreign ownership, is applicable to Turkcell's GSM investment in Iran.

Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the (euro)300 million of license fee in order to become the second licensed GSM operator in Iran.

Turkcell will make a further announcement once the GSM license has been transferred to Irancell.





                               www.turkcell.com.tr
                               -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 20.9 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 405 operators in 167 countries as of June 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.0 million subscribers as of June 30, 2004.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk

                                          or
Murat Borekci, Investor Relations         United States:
Tel: + 90 212 313 1503                    Victoria Hofstad/Jessica Wolpert
Email: murat.borekci@turkcell.com.tr      Tel: +1-201-499-3500
investor.relations@turkcell.com.tr        Email: victoria.hofstad@citigatefi.com
                                          jessica.wolpert@citigatefi.com
Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  September 27, 2004                      By:  /s/ MUZAFFER AKPINAR
                                                    ------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer